02 OCT -9

FANCAMP EXPLORATION LTD.



02055289

SUPPL

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2002

Prepared By Management
September 25, 2002

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: __X__   Schedule A

                                     __X__   Schedule B & C

ISSUER DETAILS:

Name of Issuer: Fancamp Exploration Ltd.

Issuer's Address: 7290 Gray Avenue

                                        Burnaby, British Columbia, V5J 3Z2

Issuer's Telephone and Fax   Tel: 604-434-8829   Fax: 604-434-8823

Contact Person: Debra Chapman

Contact's Position: Director and Secretary

Contact Telephone Number: 604-434-8829

Contact Email Address   dchapman@axion.net

Web Site Address   N/A

For Quarter Ended: July 31, 2002

Date of Report: September 25, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith

Name of Director

September 25, 2002

Date Signed

Debra Chapman

Name of Director

September 25, 2002

Date Signed

c:\fnm\qrt\0702schb.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the three months ended July 31, 2002
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET
(Unaudited - Prepared by
Management)

July 31, 2002

	July 31 2002	April 30 2002
Assets		
Current		
Cash and Marketable Securities	12,348	13,041
Accounts Receivable	3,892	9,939
Accrued Mining Duty Refunds	1,862	1,862
Prepaid Expenses	2,354	1,367
Total Current Assets	20,456	26,209
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	269,751	263,906
Total Assets	$291,449	$291,356
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	37,127	32,007
Long-term		
Botswana Exploration Obligations	693,900	693,900
Deferred Quebec Mining Duties	126,755	126,755
Total Liabilities	857,782	852,662
Shareholders' Equity		
Capital	5,722,584	5,702,584
Deficit	-6,288,917	-6,263,890
Total Shareholders' Equity	-566,333	-561,306
Total Liabilities and Shareholders' Equity	$291,449	$291,356

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the three months ended July 31, 2002

	Three Months Ended July 31 2002	Three Months Ended July 31 2001
Revenue		
Interest Income	1	0
Operator Fee Income	0	0
Total Revenue	**$1**	**$0**
Expenses		
Bank and Interest Charges	245	984
Geological Fees	7,500	7,500
Legal and Accounting	5,650	0
New Project Examinations	0	0
Office and General	7,770	7,700
Transfer Agent and Listing Fees	3,865	1,391
Travel and Promotion	0	1,425
Total Expenses	**25,030**	**19,000**
Net Profit(Loss) from Operations	**-$25,029**	**-$19,000**
Gain (Loss) on Investments	0	11
Mineral Properties Written Off	0	0
Net Profit(Loss)	**-$25,029**	**-$18,988**
Deficit, Beginning of Period	6,263,888	6,182,829
Deficit, End of Period	6,288,917	6,201,817
Profit(Loss) Per Share	-0.000	-0.002

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three months ended July 31, 2002

	Three Months Ended July 31 2002	Three Months Ended July 31 2001
Operating Activities		
Profit(Loss) for the Period	-25,029	-18,988
Non-Cash Charges to Income:		
Net Change in Non-Cash Working Capital	10,179	18,112
Total Operating Activities	**-14,850**	**-876**
Financing Activities		
Private Placement - common shares	20,000	0
Exercise of Options	0	0
Total Financing Activities	**20,000**	**0**
Investing Activities		
Gamache	0	-198
Rasles	0	-110
Sept-Isles - Mechant	-200	-488
St. George	-5,644	5,100
Total Investing Activities	**-5,844**	**4,304**
Change in Cash during the Period	-694	3,428
Cash at Beginning of Period	13,041	567
Cash at End of Period	**$12,348**	**$3,997**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED
(Unaudited - Prepared by Management)

For the three months ended July 31, 2002

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2001 Net Costs For Period
Sept-Iles - Mechant					
St. George		200		200	488
Gamache		5,644		5,644	-5,100
Rasies		0		0	198
Total		0		0	110
	0	5,844	0	5,844	-4,304
Cumulative Mineral Property Costs Deferred, Beginning of Period				263,906	301,364
Cumulative Mineral Property Costs Deferred, End of Period				$269,750	$297,060

1. **Continuing Operations**

    The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

    The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

    The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

    The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. **Mineral Property Interests**

    The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

    Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

    Deferred Quebec Mining Duties

    The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years.

Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 50,000,000 common shares with no par value

Issued:

	2002		2001	
	Number	Amount	Number	Amount
Balance, beginning of year	12,617,981	$5,702,584	9,255,822	$5,301,160
Exercise of Warrants	0	0	448,000	44,800
Options Exercised	0	0	30,000	3,000
Flow Through Private Placement	0	0	1,300,000	130,000
Private Placement	200,000	20,000		
Settlement of Debt	0	0	1,484,159	213,624
Mineral Property Acquisition	0	0	100,000	10,000
Balance, end of period	12,817,981	$5,722,584	12,617,981	$5,702,584

During the period the Company completed a Private Placement of 200,000 common shares, at a price of $0.15, with warrants attached to purchase up to an additional 200,000 common shares, at a price of $0.15 per share, if exercised on or before June 3, 2004.

In addition to the warrants mentioned above, the Company also has warrants outstanding for the purchase of up to 1,000,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including November 2, 2003; and warrants to purchase up to 300,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including March 13, 2004.

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
75,000	$0.10	Feb. 15/00	Feb. 14/05
411,500	$0.12	May 1/00	Apr. 30/05
125,000	$0.10	Aug. 1/01	Jul. 31/06
290,000	$0.10	Aug. 31/01	Aug. 30/06
145,000	$0.10	Jan. 25/02	Jan. 24/07
1,046,500			

During the period, no options were granted, re-priced, cancelled, expired or exercised.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended July 31, 2002
Professional geological fees paid to a director	$17,156
Administration fees paid to directors (2)	$5,550

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

    See "Schedule Of Mineral Property Costs Deferred for the three months ended July 31, 2002, attached hereto as part of Schedule "A".

2. **Related Party Transactions**

    See Note 8 of Financial Statements for the three months ended July 31, 2002, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

    See Note 6 of Financial Statements for the three months ended July 31, 2002, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

    See Note 6 of Financial Statements for the three months ended July 31, 2002, attached hereto as part of Schedule "A".

SCHEDULE "C" MANAGEMENT DISCUSSION

The Company is working on a flow-through financing to fund proposed programs on the Clarence Stream properties in New Brunswick, near Freewest Resources Canada Inc.'s gold discoveries. Extensive soil and basal till sampling in the November /01 to February/02 period revealed a number of gold arsenic anomalies associated with large fault structures.

The Company also holds a number of Ni, Cu, Co prospects on Quebec's North Shore. One of these, Lac Mechant, located 40 km NE of Sept-Iles, is characterized by very large, untested Ni Cu Co soil anomalies. Ressources Appalaches Inc. of Rumouski has signed an option with Fancamp to acquire a 50% interest in the property by spending $400,000 in exploration over five years.

The Company holds another Ni prospect about 90 km N of Baie Comeau and a prospecting program is planned.

The Company's diamond prospects in the Otish Mountain area of Quebec remain idle pending results from some of the major players in the region, principally Ashton Mining and Soquem, who have identified a number of diamondiferous kimberlites.

The Company continues to examine other prospects of potential merit.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Micheal Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172